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17005503

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SEC Mail Processing Section

FEB 23 2017

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47152

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alerus Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 Columbia Road South
(No. and Street)

Grand Forks	ND	58201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Kraft - 701-795-4072
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen LLP
(Name – *if individual, state last, first, middle name*)

10700 Research Drive #200	Milwaukee	WI	53226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brian Kraft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alerus Securities Corporation, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN L. DURKIN
Notary Public
State of North Dakota
My Commission Expires Sept. 20, 2020

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALERUS SECURITIES CORPORATION
GRAND FORKS, NORTH DAKOTA

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2015
TOGETHER WITH REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TABLE OF CONTENTS

* * * * * * * * * *

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Alerus Securities Corporation
Grand Forks, North Dakota

We have audited the accompanying statements of financial condition of Alerus Securities Corporation as of December 31, 2016 and 2015, and the related statements of income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alerus Securities Corporation as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption); Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption); Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)), is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Milwaukee, Wisconsin
February 15, 2017

A member of Nexia International

ALERUS SECURITIES CORPORATION
STATEMENTS OF FINANCIAL CONDITION
As of December 31, 2016 and 2015

ASSETS	2016	2015
CURRENT		
Cash and Cash Equivalents	$ 783,383	$ 410,455
Marketable Securities	1,958,656	1,947,308
Interest Receivable	12,747	11,881
Commission Receivable	263,372	255,060
Due from Affiliates	-	17,462
Prepaid Expenses	27,164	21,121
Deferred Income Taxes	2,042	2,227
Total Current Assets	3,047,364	2,665,514
PROPERTY AND EQUIPMENT		
Furniture and Equipment	148,271	148,271
Accumulated Depreciation	(148,271)	(148,271)
Net Property and Equipment	-	-
TOTAL ASSETS	$ 3,047,364	$ 2,665,514
LIABILITIES		
CURRENT		
Accrued Expenses	$ 170,747	$ 135,474
Income Taxes Payable	285,082	160,096
Payable to Clearing Organizations	10,288	6,983
Total Current Liabilities	466,117	302,553
STOCKHOLDER'S EQUITY		
COMMON STOCK ($.01 Par Value- 1,500 Shares Authorized, 50 Shares Issued and Outstanding)	1	1
ADDITIONAL PAID-IN CAPITAL	1,600,914	1,600,914
RETAINED EARNINGS	980,332	762,046
Total Stockholder's Equity	2,581,247	2,362,961
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 3,047,364	$ 2,665,514

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENTS OF INCOME
For the Years Ended December 31, 2016 and 2015

	2016	2015
REVENUES		
Commissions	$ 2,035,071	$ 1,928,188
Net Investment Income	46,567	38,133
Total Revenue	2,081,638	1,966,321
EXPENSES		
Employee Compensation and Benefits	1,516,443	1,301,674
Education and Training	972	341
Occupancy Costs	51,648	47,432
Advertising and Promotion	2,011	11,782
Brokerage, Exchange and Clearance Fees	72,387	78,892
Other Operating Expenses	201,551	184,482
Total Expenses	1,845,012	1,624,603
Income from Continuing Operations Before Income Taxes	236,626	341,718
Income Tax Expense	86,926	126,425
Net Income from Continuing Operations	149,700	215,293
DISCONTINUED OPERATIONS		
Income from Operations of Discontinued Operations	106,831	181,420
Income Tax Expense	38,245	64,948
Net Income from Discontinued Operations	68,586	116,472
Net Income	$ 218,286	$ 331,765

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENTS OF STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2016 and 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, DECEMBER 31, 2014	$ 1	$ 1,600,914	$ 430,281	$ 2,031,196
Net Income 2015			331,765	331,765
BALANCE, DECEMBER 31, 2015	1	1,600,914	762,046	2,362,961
Net Income 2016			218,286	218,286
BALANCE, DECEMBER 31, 2016	$ 1	$ 1,600,914	$ 980,332	$ 2,581,247

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2016 and 2015

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES		
Continuing Operations		
Net Income From Continuing Operations	$ 149,700	$ 215,293
Adjustments to Reconcile Net Income to		
Net Cash Provided by Operating Activities:		
Deferred Income Taxes	185	(662)
Unrealized Loss on Investments	7,614	22,387
Realized Gain on Sale of Investments	(546)	(4,965)
Effects on Operating Cash Flows Due to Changes in:		
Interest Receivable	(866)	(1,342)
Prepaid Expenses	(6,043)	1,482
Commissions Receivable	(8,312)	2,299
Due from Affiliates	17,462	(17,462)
Investments	(18,416)	(4,668)
Accrued Expenses	35,273	1,183
Payable to Clearing Organizations	3,305	(2,212)
Income Taxes Payable	124,986	(74,145)
Cash Provided by Continuing Operations	304,342	137,188
Discontinued Operations		
Net Income From Discontinued Operations	68,586	116,472
Cash Provided by Discontinued Operations	68,586	116,472
NET CASH PROVIDED BY OPERATING ACTIVITIES	372,928	253,660
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	410,455	156,795
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 783,383	$ 410,455
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Income tax payments for the year	$ -	$ 266,180

See Accompanying Notes to the Financial Statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Alerus Securities Corporation is a wholly owned subsidiary of Alerus Financial, N.A., which is a wholly owned subsidiary of Alerus Financial Corporation. The Company conducts its business as a registered broker-dealer in securities. As such, the Company initiates securities purchase and sale transactions on behalf of its customers through an affiliation with another broker-dealer who executes the transactions and provides various other customer account services on a fully disclosed basis. Its principal market is located in Eastern North Dakota and the surrounding region.

Cash and Cash Equivalents For the purposes of the statement of cash flows, the Company considers cash on deposit in demand accounts and money market funds as cash and cash equivalents. The cash amount also includes investments classified as cash equivalents that are restricted in nature.

Commissions Receivable Commissions receivables are carried at original invoice amount. No allowance for uncollectible accounts has been provided. In the opinion of management, based on historical experience, the balance in accounts receivable is entirely collectible.

Securities Transactions Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date. Customers' securities transactions are reported on a settlement date basis with related commissions income and expenses reported on a trade date basis.

Marketable Securities Investment securities are valued at market value and considered trading. Securities not readily marketable are valued at fair value as determined by the management. The resulting difference between cost and market (or fair value) is included in income.

Fair Value The Company follows accounting principles generally accepted in the United States of America (U.S. GAAP) with regard to *Fair Value Measurements*, which defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under U.S. GAAP have been included in Note 9.

Furniture and Equipment Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis using estimated useful lives of 5 to 10 years.

Commission Income Commission income from customer security transactions is recorded on a trade date basis. Commissions due from insurance companies for the placement of insurance policies are recognized as of the date on which (a) the client is afforded protection under the policy, (b) the premium due under the policy can be reasonably estimated, and (c) the premium is billable to the client. A liability to the employee agents for commissions payable related to those policies, if any, is recognized with the recognition of the revenue from the policies.

Advertising Expense Advertising costs are expensed as incurred.

Income Taxes Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes related primarily to differences between the financial and tax basis of accrued flexible time off. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company files consolidated federal and state income tax returns with its parent and affiliated companies. The income tax relating to the individual companies is generally computed as if each company had filed a separate return, and any tax benefits realized by a company as a result of filing a consolidated return are paid to the company providing the benefits.

The Company's policy is to evaluate the likelihood that its uncertain tax positions will prevail upon examination based on the extent to which those positions have substantial support within the Internal Revenue Code and Regulations, Revenue Rulings, court decisions, and other evidence.

Use of Estimates in the Preparation of Financial Statements The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 RESTRICTED CASH

Cash and cash equivalents include amounts of cash that are restricted in nature. This cash is restricted because it must be kept on hand at a respective broker-dealer in order to enter into transactions with them. At December 31, 2016 and 2015 the amount of cash restricted for RBC Dain was $100,000.

NOTE 3 MARKETABLE SECURITIES

Marketable securities are bought and held by the Company principally for the purpose of selling them in the near term, and are accordingly classified as trading securities. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period included in earnings. At December 31, 2016 and 2015 marketable securities included net unrealized gains of $81,315 and $88,929, respectively. At December 31, 2016 and 2015 the Company's holdings in marketable securities are summarized as follows:

	2016	2015
U.S. Treasury Securities	$ 872,934	$ 760,000
Government Agency Securities	1,085,722	1,187,308
Total	$ 1,958,656	$ 1,947,308

NOTE 3 MARKETABLE SECURITIES (CONTINUED)

The amortized cost and approximate fair value of securities as of December 31, 2016 and 2015, by contractual maturity, are as follows:

	Securities Held for Trading	
December 31, 2016	Amortized Cost	Approximate Market Value
Due in One Year or Less	$ -	$ -
Due After One Year through Five Years	1,130,009	1,182,940
Due After Five Years through Ten Years	644,608	646,398
Due After Ten Years	102,724	129,318
Total	$ 1,877,341	$ 1,958,656

	Securities Held for Trading	
December 31, 2015	Amortized Cost	Approximate Market Value
Due in One Year or Less	$ -	$ -
Due After One Year through Five Years	887,761	906,402
Due After Five Years through Ten Years	867,894	915,623
Due After Ten Years	102,724	125,283
Total	$ 1,858,379	$ 1,947,308

Proceeds from the sale or maturity of trading securities for the years ended December 31, 2016 and 2015, were $100,726 and $240,000, respectively. There were $0 gross losses recognized on these sales for the years ending December 31, 2016 and 2015. For the years ended December 31, 2016 and 2015, gross gains recognized on these sales were $546 and $4,965, respectively.

NOTE 4 RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies due to common ownership by Alerus Financial Corporation. Certain common costs, which are incurred by one member of the group, may benefit the other members. Allocation of these costs is done according to the discretion of management. These costs relate primarily to services provided and costs incurred in the areas of administrative and management support. These cost allocations may not be representative of the costs that would have been incurred had the Company been operating independently. Reimbursements by the Company for services provided and expenses incurred by Alerus Financial, N.A. for the years ending December 31, 2016 and 2015, amounted to $148,560 and $72,000, respectively.

Affiliated companies own the facilities occupied by Alerus Securities Corporation. The facility leases are classified as operating leases and are on a year to year basis. Rental payments amounted to $51,648 and $47,432, for the years ending December 31, 2016 and 2015, respectively. Future lease commitments to affiliated companies extend through 2017 and amount to $82,656.

NOTE 4 RELATED PARTY TRANSACTIONS (CONTINUED)

The Company also has cash on deposit and all of its investment security accounts with an affiliated company. Payments to affiliated companies for investment management services amounted to $17,201 and $16,856, for the years ending December 31, 2016 and 2015, respectively.

In the ordinary course of business, the Company has provided services to employees of affiliated companies. These services are performed on substantially the same terms and conditions as those provided to other customers.

NOTE 5 EMPLOYEE RETIREMENT PLAN

The Company participates in the employee defined contribution retirement plans of Alerus Financial Corporation, including a noncontributory profit sharing plan, an employee stock ownership plan (ESOP) and a salary reduction profit sharing plan. The plans cover substantially all full-time employees upon satisfying prescribed eligibility requirements for age and length of service. Contributions to the noncontributory profit sharing plan and the ESOP are determined annually by the Board of Directors at their discretion and allocated to participants based on a percentage of annual compensation. Under the salary reduction profit sharing plan, the Company contributes 100 percent of amounts deferred by employees up to 3 percent of eligible compensation and 50 percent of amounts deferred by employees between 3 percent and 6 percent of eligible compensation. Contributions to the Plans for the years ending December 31, 2016 and 2015, were $68,097 and $60,273, respectively.

NOTE 6 INCOME TAXES

The total applicable income taxes reported in the statement of income for the years ended December 31, 2016 and 2015, includes the following components:

	2016	2015
Current:		
Federal	$ 117,943	$ 178,441
State	7,413	12,270
Total	125,356	190,711
Deferred:		
Federal	(175)	785
State	(10)	(123)
Total	(185)	662
Total Current and Deferred:		
Federal	117,768	179,226
State	7,403	12,147
Total	$ 125,171	$ 191,373

Net short-term deferred taxes are included as current assets on the balance sheet. Significant temporary differences between tax and financial reporting that give rise to net deferred tax assets are as follows at December 31, 2016 and 2015:

	2016	2015
Deferred Tax Assets		
Accrued Flexible Time Off	$ 2,042	$ 2,227

NOTE 6 INCOME TAXES (CONTINUED)

The reconciliation between applicable income taxes and the amount computed at the applicable statutory Federal tax rate, for the years ending December 31, 2016 and 2015, are as follows:

	2016	
	Amount	Percent of Pretax Income
Taxes at Statutory Federal Income Tax Rate	$ 120,210	35.0%
Increase in Taxes Resulting from:		
State Income Taxes, Net of Federal Benefits	4,961	1.4%
Applicable Income Taxes	$ 125,171	36.4%

	2015	
	Amount	Percent of Pretax Income
Taxes at Statutory Federal Income Tax Rate	$ 183,098	35.0%
Increase in Taxes Resulting from:		
State Income Taxes, Net of Federal Benefits	8,275	1.6%
Applicable Income Taxes	$ 191,373	36.6%

The Company files a consolidated federal and state income tax return with its parent and affiliated companies. Each affiliate is responsible for their portion of taxes owed on the consolidated return and pays amounts due to the parent. Amounts payable by the Company to the parent in connection with filing a consolidated federal income tax return amounted to $285,082 and $160,096, at December 31, 2016 and 2015, respectively. The parent company pays the taxes due on the consolidated return.

It is the opinion of management that the Company has no significant uncertain tax positions that would be subject to change upon examination. The federal income tax returns of the Company are subject to examination by the IRS, generally for three years after they were filed.

NOTE 7 DEPRECIATION EXPENSE

Depreciation expense charged to operations was $0 for the years ending December 31, 2016 and 2015.

NOTE 8 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital (as defined under this rule) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

The Company, as defined under Rule 15c3-1, is subject to a $250,000 net capital requirement. As of December 31, 2016 and 2015, the Company had net capital of $2,476,881 and $2,251,359, respectively, which was $2,226,881 and $2,001,359, respectively, in excess of its required net capital of

NOTE 8 NET CAPITAL REQUIREMENTS (CONTINUED)

$250,000. The Company's net capital ratio (aggregated indebtedness to net capital) as of December 31, 2016 and 2015, was .19 to 1 and .13 to 1 to aggregate indebtedness, respectively.

NOTE 9 FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets to determine fair value disclosures. Trading assets are recorded at fair value on a recurring basis.

The Company follows U.S. GAAP with regard to *Fair Value Measurements,* which defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under U.S. GAAP have been included in this Note.

Fair Value Hierarchy
Under U.S. GAAP, the Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models and similar techniques.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

US Government and Agency Securities: Valued at prices reported for similar instruments in active markets.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2016 and 2015:

NOTE 9 FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Balance at December 31, 2016	Level 1	Level 2
U.S. Treasury Securities	$ -	$ 872,934
Government Agency Securities	-	1,085,722
Total	$ -	$ 1,958,656

Balance at December 31, 2015	Level 1	Level 2
U.S. Treasury Securities	$ -	$ 760,000
Government Agency Securities	-	1,187,308
Total	$ -	$ 1,947,308

The realized and unrealized gains (losses) related to trading securities recognized as investment income amounted to ($7,068) and ($17,422), for the years ending December 31, 2016 and 2015, respectively.

NOTE 10 CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances with certain financial institutions. At times during the years ended December 31, 2016 and 2015, deposits may have exceeded the $250,000 insurance limit of the Federal Deposit Insurance Corporation. The Company accepts the related risk with uninsured funds during that time.

NOTE 11 DISCONTINUED OPERATIONS

In August 2013 the Company closed on an asset sale agreement with Farmers National Company for the sale its agricultural securities business. The agricultural securities business included an alternative trading system for trading agricultural cooperatives and limited liability companies. The terms of the agreement include initial consideration paid at closing of $81,269 and quarterly earn out payments equal to 37.5% of the securities commissions earned by Farmers National Company for the first sixteen full calendar quarters following the closing. The Statement of Income has been presented to show the discontinued operation separately from the continuing operations.

NOTE 12 SUBSEQUENT EVENTS

No significant events occurred subsequent to the Company's year end. Subsequent events have been evaluated through February 15, 2017 which is the date these financial statements were issued.

****

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2016 and 2015

SCHEDULE I
ALERUS SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
As of December 31, 2016 and 2015

	2016	2015
Total Stockholder's Equity Qualified for Net Capital	$ 2,581,247	$ 2,362,961
Deductions and Charges		
Non Allowable Assets		
Prepaid Expenses	27,164	21,121
Due From Affiliates	-	17,462
Deferred Tax Asset	2,042	2,227
Net Capital Before Haircuts on Securities Positions	2,552,041	2,322,151
Haircuts on Securities		
Trading and Investment Securities		
U.S. Government Agencies	59,634	64,783
Money Market Funds and Other	15,526	6,009
NET CAPITAL	$ 2,476,881	$ 2,251,359
AGGREGATE INDEBTEDNESS		
Items Included in Consolidated Statements of Financial Condition		
Payable to Clearing Broker	$ 10,288	$ 6,983
Brokerage Commissions Payable	109,939	79,047
Accrued Expenses on Employee Benefit Plans	49,808	42,677
Other Accounts Payable and Accrued Expenses	296,082	173,846
AGGREGATE INDEBTEDNESS	$ 466,117	$ 302,553
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$ 250,000	$ 250,000
Excess Net Capital	$ 2,226,881	$ 2,001,359
Excess Net Capital at 120% of minimum net capital required	$ 2,176,881	$ 1,951,359
Ratio: Aggregate Indebtedness to Net Capital	.19 to 1	.13 to 1

There were no material differences between this calculation and stockholders equity and net capital as reported in the Company's Focus Report Part IIA.

SCHEDULE II
ALERUS SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT UNDER RULE 15c3-3
As of December 31, 2016 and 2015

The Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included therein as the Company claims exemption pursuant to section (k)(2)(ii), since all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

SCHEDULE III
ALERUS SECURITIES CORPORATION
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3
As of December 31, 2016 and 2015

Information relating to possession or control requirements is not included therein as the Company claims exemption pursuant to section (k)(2)(ii), since all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
Alerus Securities Corporation
Grand Forks, North Dakota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Alerus Securities Corporation and SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating Alerus Securities Corporation compliance with the applicable instructions of Form SIPC-7. Alerus Securities Corporation's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records by comparing the SIPC payments to the general ledger activity, sighting the endorsed check and tracing it to the subsequent clearing on the bank statement, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, as follows:

   a. Compared the $72,387 aggregate total of deductions reported on page 2, section 2c of Form SIPC-7 for the year ended December 31, 2016, to Alerus Securities Corporation's supporting schedule, noting no differences.
   b. Compared the $7,068 aggregate total of additions reported on page 2, section 2b of Form SIPC-7 for the year ended December 31, 2016, to Alerus Securities Corporation's supporting schedule, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment of 0.0025 on page 2, line 2e of $2,123,150 and $5,308, respectively of the Form SIPC-7, noting no differences.

   b. Recalculated Alerus Securities Corporation's supporting schedule's arithmetical accuracy of the $72,387 aggregate deductions report on page 2, section 2c of Form SIPC-7, noting no differences.

   c. Recalculated Alerus Securities Corporation's supporting schedule's arithmetical accuracy of the $7,068 aggregate additions report on page 2, section 2b of Form SIPC-7, noting no differences.

5. Noted there were no overpayments applied in the current year.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Larson Allen LLP

CliftonLarsonAllen LLP

Milwaukee, Wisconsin
February 15, 2017

ALERUS SECURITIES CORPORATION
SCHEDULE OF ASSESSMENTS AND PAYMENTS
YEAR ENDED DECEMBER 31, 2016

Total Revenue	$ 2,188,469
Total Additions	7,068
Total Deductions	72,387
SIPC Net Operating Revenues	$ 2,123,150
General Assessment @ .0025	$ 5,308

Less Payment Made:

Date Paid	SIPC Collection Agent	Interest on Late Payments	Amount
7/26/2016	No agent identified	$ -	$ 2,441
1/18/2017	No agent identified	-	2,867
		$ -	$ 5,308

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*******2401**********************MIXED AADC 220
47152 FINRA DEC
ALERUS SECURITIES CORPORATION
2300 S COLUMBIA RD
GRAND FORKS ND 58201-5826

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brian Kraft 701-795-4072

2. A.	General Assessment (item 2e from page 2)	$ 5,308
B.	Less payment made with SIPC-6 filed (exclude interest) 7/26/16 Date Paid	(2,441)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	2,867
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 2,867

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐
Total (must be same as F above) $ 2,867

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Alerus Securities Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 16th day of January, 2017.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,188,469
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	7,068
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	7,068
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	72,387
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	72,387
2d. SIPC Net Operating Revenues	$ 2,123,150
2e. General Assessment @ .0025	$ 5,308

(to page 1, line 2.A.)

ALERUS

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

January 1, 2017

The below information is designed to meet the Exemption report criteria pursuant to SEC Rule 17a-5(d)(4):

Alerus Securities is a broker/dealer registered with the SEC and FINRA.

Alerus Securities claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended 12/31/16.

Alerus Securities is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

> The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of rule 17a-3 and rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

Alerus Securities has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the period of 1/1/16 through 12/31/16 without exception.

Alerus Securities has not recorded any exceptions to the exemption provision in paragraph (k)(2)(ii) of Rule 15c3-3 for the period of 1/1/16 through 12/31/16.

The above statements are true and correct to the best of my and my Firm's knowledge.

Brian Kraft
President

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Alerus Securities Corporation
Grand Forks, North Dakota

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Report, in which (1) Alerus Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Alerus Securities Corporation stated that the Company met the identified exemption provisions throughout the period of January 1, 2016 to December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Milwaukee, Wisconsin
February 15, 2017